FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 21, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
21 February 2024
Transaction in Own Shares
NatWest Group plc (the 'Company') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS') across two transactions, Transaction 1 and Transaction 2 (together the 'Transactions').

The purchases form part of the Company's existing share buyback programmes, with Transaction 1 purchases effected pursuant to the instructions issued by the Company to UBS on 28 July 2023, as announced on 31 July 2023 and Transaction 2 purchases effected pursuant to the instructions issued by the Company to UBS on 16 February 2024, as announced on 19 February 2024.

Aggregated information relating to the Transactions is set out in the tables below.

Transaction 1:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
21 February 2024	0	0.00	0.00	0.0000	LSE
21 February 2024	0	0.00	0.00	0.0000	CHIX
21 February 2024	0	0.00	0.00	0.0000	BATE

Transaction 2:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
21 February 2024	182,425	230.90	228.90	230.0680	LSE
21 February 2024	0	0.00	0.00	0.0000	CHIX
21 February 2024	0	0.00	0.00	0.0000	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

The Company intends to cancel all of the Ordinary Shares repurchased under the Transactions. Following the settlement of the Transactions, the Company will hold 176,172,558 Ordinary Shares in treasury and have 8,748,719,627 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Details of the Transactions
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programmes relating to the Transactions is detailed below:

Transaction 2:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
21 February 2024	08:06:01	BST	8171	229.50	LSE	1537808
21 February 2024	08:36:19	BST	4608	230.80	LSE	1571395
21 February 2024	08:36:19	BST	3171	230.80	LSE	1571393
21 February 2024	08:56:12	BST	7905	230.70	LSE	1589122
21 February 2024	09:42:47	BST	1676	230.90	LSE	1632780
21 February 2024	09:42:47	BST	6581	230.90	LSE	1632778
21 February 2024	10:26:18	BST	8687	230.70	LSE	1666645
21 February 2024	10:48:35	BST	8390	230.60	LSE	1681975
21 February 2024	11:31:13	BST	8042	230.30	LSE	1711840
21 February 2024	12:01:43	BST	7279	230.80	LSE	1729424
21 February 2024	12:20:45	BST	2549	230.20	LSE	1741373
21 February 2024	12:30:40	BST	8850	230.30	LSE	1746571
21 February 2024	13:18:04	BST	7605	230.30	LSE	1778922
21 February 2024	13:48:40	BST	8601	228.90	LSE	1804508
21 February 2024	14:20:01	BST	7649	229.70	LSE	1833343
21 February 2024	14:31:22	BST	8565	229.90	LSE	1852237
21 February 2024	14:46:58	BST	8879	229.00	LSE	1883126
21 February 2024	15:01:16	BST	7651	229.60	LSE	1908733
21 February 2024	15:11:58	BST	8708	229.50	LSE	1926001
21 February 2024	15:24:14	BST	8546	229.80	LSE	1944123
21 February 2024	15:41:05	BST	2944	230.50	LSE	1968745
21 February 2024	15:41:05	BST	5265	230.50	LSE	1968743
21 February 2024	15:51:04	BST	7395	230.20	LSE	1983291
21 February 2024	15:59:23	BST	8646	229.90	LSE	1996169
21 February 2024	16:10:13	BST	8150	229.90	LSE	2014945
21 February 2024	16:15:20	BST	7912	229.90	LSE	2024349

Date: 21 February 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary